SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 12 September, 2023

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Directorate Change dated 12 September 2023

Exhibit 1.1

press release

12 September 2023

BP CEO Resigns

BP plc announces that Bernard Looney has notified the Company that he has resigned as Chief Executive Officer with immediate effect.

Murray Auchincloss, the Company's CFO, will act as CEO on an interim basis.

In May 2022, the Board received and reviewed allegations, with the support of external legal counsel, relating to Mr Looney's conduct in respect of personal relationships with company colleagues. The information came from an anonymous source.

During that review, Mr Looney disclosed a small number of historical relationships with colleagues prior to becoming CEO. No breach of the Company's Code of Conduct was found. However, the Board sought and was given assurances by Mr Looney regarding disclosure of past personal relationships, as well as his future behaviour.

Further allegations of a similar nature were received recently, and the Company immediately began investigating with the support of external legal counsel.   That process is ongoing.

Mr Looney has today informed the Company that he now accepts that he was not fully transparent in his previous disclosures.  He did not provide details of all relationships and accepts he was obligated to make more complete disclosure.

The Company has strong values and the Board expects everyone at the Company to behave in accordance with those values.  All leaders in particular are expected to act as role models and to exercise good judgement in a way that earns the trust of others.

No decisions have yet been made in respect of any remuneration payments to be made to Mr Looney.  In accordance with section 430(2B) of the Companies Act 2006, particulars of any such decisions will be disclosed at such times as, and to the extent that, any such decisions are made.

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 of 16 April 2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Further information:
bp press office, London - +44 (0)7831 095541, bppress@bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 12 September 2023
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary